02034004

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SCI Entertainment Group Plc

*CURRENT ADDRESS 11 Ivory House
Plantation Wharf
London SW11 3TN
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

FILE NO. 82- ~~825~~ 934659 FISCAL YEAR 9/30/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: GBS

DATE : 5/13/02

SCi Entertainment Group Plc
Annual Report and Accounts
for the year ended 30 September 2001

CONTENTS

DIRECTORS AND ADVISERS

Directors	Jane Cavanagh	Chief executive
	Bill Ennis	Sales director
	Rob Murphy	Finance director
	Nigel Wayne	Non-executive director
	Tim Ryan	Non-executive director
Secretary	Rob Murphy	
Registered office	11 Ivory House Plantation Wharf London SW11 3TN	
Registered	In England No. 03121578	
Broker	Peel Hunt Plc 62 Threadneedle Street London EC2R 8HP	
Solicitors	Harbottle & Lewis Hanover House 14 Hanover Square London W1R 0BE	
Auditors	BDO Stoy Hayward Northside House 69 Tweedy Road Bromley Kent BR1 3WA	
Registrars	Capita IRG Plc Balfour House 390/398 High Road Essex IG1 1NQ	
Bankers	The Royal Bank of Scotland 63 Threadneedle Street London EC2R 8LA	

CHIEF EXECUTIVE'S STATEMENT

During the year to September 2001, SCi implemented its strategy of investing in high quality products and brands. As we look ahead, we expect to reap the rewards of that investment in a market environment which is predicted to experience strong growth as a result of the successful introduction of Next Generation console platforms.

Importantly, we invested in our future without increasing our fixed overheads predominantly by virtue of a business model which outsources our software development giving us maximum flexibility. Over the past year the Group has:

- demonstrated, through the recent success of *The Italian Job, Thunderbirds* and *Rally Championship Xtreme* its ability to develop high quality products and successfully bring them to market on budget and on time.

- established a strong pipeline of new products for the 2002 and 2003 financial years, including *Conflict: Desert Storm, The Great Escape, Gumball 3000* and *Rally Championship 7*.

- achieved a balance of products across all hardware platforms including PC, Sony Playstation 2, Microsoft Xbox, Nintendo GameCube and Nintendo Game Boy Advance.

- secured the foundation of long-term franchises in the genres of rally, military action and innovative driving games.

- adopted during the last 12 months the most conservative accounting policy possible in respect of development expenditure. This means that a substantial proportion of the cost of future products has already been expensed.

- put in place trade facilities and an unused Equity Line of Credit which provide the financial flexibility to implement our plans.

Results for the period to 30 September 2001

As planned, the Group continued to invest in its new product pipeline for 2002 and 2003. Accordingly, the Group made a loss for the period in line with expectations. As reported in our Interim Report for the period to 31 March 2001, losses were increased by the adoption of two new accounting policies as follows:

Firstly, all development expenditure on new products is now expensed immediately in the profit and loss account. Previously, expenditure on products developed by third party teams was capitalised and written-off on the release of the product. The adoption of the policy reflects best industry practice and recognises the impact of the short period between establishing the commercial viability of a product and its release date. Secondly, all expenditure on software engines and utilities will be expensed immediately in the profit and loss account. Previously, expenditure on software engines and utilities was capitalised and amortised over three to four years. Again this new policy reflects best industry practice.

The net effect of the changes in accounting policy was to increase the loss for the period to 30 September 2001 by approximately £4.8m. This arises because during the period the Group continued to make substantial investments in products to be released in the 2002 financial year and onwards.

CHIEF EXECUTIVE'S STATEMENT

Although the year was principally one of investment to benefit 2002 and beyond, the Group released five products during the financial year 2001.

In November 2000 the Group released *Aqua Aqua* on Playstation 2 across Europe to coincide with the launch of Sony Playstation 2 hardware. Because the availability of Playstation 2 at the time of its European launch was restricted, sales of *Aqua Aqua* were lower than expectations. We plan to re-release the product, however, now that the installed base is higher.

The Group released two products for the Nintendo Game Boy Color, *SWIV* and *Thunderbirds*. Sales of *Thunderbirds* in the UK were particularly successful. However, the relatively low margins on the Game Boy Color meant that *Thunderbirds* did not have a significant impact on our results for the period.

In April 2001 the Group released a *Thunderbirds Multimedia* pack on PC. This product has sold steadily and continues to do so.

Towards the end of September 2001 the Group released The *3D Gamemaker* on PC. *The 3D Gamemaker* is a unique product that allows customers to create, play and share their own games. The product has received strong reviews and we expect sales to continue into the 2002 financial year.

During the period to 30 September 2000 the Group made a provision of £0.6m against a bad debt due from a French company called Titus Sarl. In our Interim Report we reported that we were waiting for the results of a Damages Hearing to assess the extent, if any, to which the provision of £0.6m may be released. In June 2001 we were awarded full damages against Titus Sarl, to be paid within 28 days. However, Titus Sarl did not pay the amounts awarded by the Court within the 28 days and it has been necessary to take further legal action, both in the UK and France to recover the amounts owing to us. As a result, I am pleased to announce that in November we reached an agreement with Titus Sarl, together with its parent company Titus SA and another subsidiary of Titus SA, Virgin Interactive Ltd, for the full payment of all outstanding monies (including interest and costs). The total debt will be payable in instalments from November 2001 through to March 2002. The initial November payment has been received. Once this process is fully complete and we have received the final payment scheduled for March 2002, we will assess the extent to which the provision of £0.6m may be released into the 2002 accounts. The accounts for the financial year to September 2001 do not, therefore, reflect any release of provisions in respect of our dispute with Titus.

Outlook for the year to 30 September 2002 and beyond

The Board believes that the outlook for the year to 30 September 2002 is very strong.

In this financial year we have already released *The Italian Job* on Sony Playstation and *Rally Championship Xtreme* on PC. The initial orders for these products totalled over 500,000 units and sales and re-orders have been very encouraging. In particular, *The Italian Job* was number one in the UK Playstation charts for four weeks and continues to hold a high position in the charts. To put these sales into perspective this means that, for example, *The Italian Job* is performing ahead of comparable sales for the period of our previous best selling product *Carmageddon 2*.

The first half of the 2002 financial year will also benefit from sales of three further Thunderbirds products. The *Thunderbirds Print Pack* and *Thunderbirds Operation Volcano* were both released on PC in November 2001. In addition we have just launched *Thunderbirds International Rescue* on Nintendo

Game Boy Advance. We are continuing to evaluate further versions of Thunderbirds, such as a Nintendo GameCube version.

The timing of further releases in the second half of the 2002 financial year will be announced as we finalise our schedules for each game. Releases in the second half of the period are currently anticipated to include a PC version of *The Italian Job*, a Playstation 2 version of *Rally Championship Xtreme*, *Conflict: Desert Storm* on PC, Playstation 2 and Xbox and *Gumball 3000* on Playstation 2. The Board is confident that these titles will provide a strong basis for the 2002 financial year.

During the 2002 financial year we will continue to fully integrate Actualize into the SCi Group. This should result in some reduction in overheads. Our estimate of the contingent payment arising from the acquisition of Actualize remains unchanged, and is fully accrued in our balance sheet at 30 September 2001.

Looking further ahead there is already a strong basis for the 2003 financial year. This will include *The Great Escape* and further versions of the successful *Rally Championship* series, which will include our first release on Nintendo GameCube. We are also in advanced discussions on a number of additional titles for the 2003 and 2004 financial years.

The Market – Next Generation Consoles

On 18 November 2001 Nintendo launched the GameCube in the USA. Sales of 600,000 units were achieved in the first 15 days of launch, making it the fastest-selling home video games console. [Source: Nintendo of America]

Gameboy Advance has sold a total of 21.8 million units since its launch in March 2001. [Source: Nintendo of America]

Microsoft reports a sell-in to retail of 1.1 million Xbox units since its November 2001 launch.

Microsoft plans to ship at least 0.3 million additional Xbox units to American stores through to the end of the year, with the goal of hitting 1.4 million machines by the end of the calendar year.

The Xbox will be launched in Europe in March 2002 and a total of 1.5 million Xbox units are planned for shipment in Europe for its first three months of sale. [Source: Xbox.com]

At 30 September 2001 Sony had achieved cumulative worldwide sales of 88.26 million Playstation 2 and PSOne. Over 20 million were Playstation 2. [Source: Sony Europe]

Working capital

At 30 September 2001 the Group had a net overdraft of £23,000, which is in line with the Group's plans. After taking account of finance leases and short-term loans the Group had net debt of £605,000. The position at 30 September 2001 reflects the fact that over the last 12 months the Group has made substantial investments in product development for its portfolio of titles. In addition, before the year-end, we had made further investment in marketing costs and the manufacture of finished product for the launches of *The Italian Job* and *Rally Championship Xtreme*. The receipts from the sale of these products are received over the period to December 2001, such that we have subsequently returned to a positive cash position.

CHIEF EXECUTIVE'S STATEMENT

During the second half of the 2002 financial year the Group anticipates a number of new console product launches. This creates a significant working capital requirement. The Group currently has trade finance facilities in place, linked to the level of customer activity, of approximately £2m. We will continue to develop such facilities in the light of our likely requirements that in turn depend upon the success of the products. We may, therefore, expect to see short-term borrowing at any particular point in time, although the underlying programme of product development will continue to be funded by internal resources.

Our ability to negotiate short-term facilities is strengthened by the £5m Line of Equity Credit that we have established with GEM Global Fund. Any drawdowns under this facility remain entirely within the control of the Board. We have not yet made any drawdowns and have no current plans to do so.

Other Matters

I am very pleased that during recent months we have appointed two new non-executive directors, Nigel Wayne and Tim Ryan.

I am pleased to announce that we have today appointed Financial Dynamics as SCi's new Financial Public Relations advisors.

I would like to take this opportunity to thank all SCi's staff and developers for their hard work and commitment in implementing SCi's strategy over the past year. We are confident that these efforts will deliver strong growth in 2002 and beyond.

Jane Cavanagh
21 January 2002

DIRECTORS' REPORT

The directors present their annual report on the affairs of the Group, together with the accounts and auditors' report, for the year ended 30 September 2001.

Principal activity
The principal activity of the Group is the development and publishing of interactive entertainment software.

Results, trading review and dividend
The profit and loss account is set out on page 15. The Group loss after tax is £10.5m compared to a loss of £6.2m (restated) in the 15 months ended 30 September 2000. The loss per share was 53.5p compared to a loss per share of 36.6p (restated) in the 15 months to 30 September 2000. The directors do not recommend the payment of a dividend.

The directors regard the loss for the period as a reflection of the Group's investment in future products. Further details of the Group's performance during the period and expected future developments are contained in the Chief Executive's Statement.

Directors
The directors who served during the year were as follows:

F.J. Cavanagh
B.J. Ennis
R.J. Murphy
C.J.C. Levison (resigned 30 April 2001)
C.N. Carver (resigned 26 April 2001)
N.K. Wayne (appointed 20 July 2001)

Nigel Wayne was appointed as a director on the 20 July 2001 and retires at the annual general meeting. Being eligible, he offers himself for re-election. Nigel Wayne (47) is an independent non-executive director. He is a Chartered Accountant with considerable experience of advising and funding growing companies in the technology and media sectors. A former finance director of SCi , he has considerable experience within the computer games industry.

Tim Ryan was appointed a non-executive director of the Company on 19 October 2001.

Tim Ryan (37) has considerable experience of corporate communications. He was formerly head of Investor Relations at Skyepharma Plc, one of the world's leading drug delivery companies, and is now Director of Corporate Communications at NTL.

Details of directors' shareholdings and options are set out in the Directors' Remuneration Report on pages 11 to 13.

Supplier payment policy
The Group's policy is to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment. The Company had no trade creditors at 30 September 2001 (2000: £ Nil).

Charitable and political contributions
During the period, the Group made charitable donations of £250 (2000: £874). There were no political contributions.

Substantial shareholdings
On 28 December 2001 the Company had been notified, in accordance with sections 198 to 208 of the Companies Act 1985, of the following interests in the ordinary share capital of the Company.

Name of holder	Number	%
Jane Cavanagh	4,909,630	25.08
Sharelink Nominees Ltd	1,035,910	5.29
TD Waterhouse Nominees (Europe) Ltd	849,846	4.34

Post balance sheet events
Details of significant events since the balance sheet date are contained in note 22 to the accounts.

Introduction of the Euro
The introduction of the Euro has had no material effect on the Group. The Group's financial systems are capable of operating in multiple currencies, including the Euro, and the costs of changing to the new currency are considered to be minimal.

Auditors
During the year BDO Stoy Hayward were appointed as the Group's auditors in place of Arthur Andersen. The change followed an internal re-organisation within Arthur Andersen in which its mid-market team joined BDO Stoy Hayward, who were appointed to fill the casual vacancy. The directors have placed a resolution before the annual general meeting to appoint BDO Stoy Hayward as auditors for the ensuing year.

By order of the Board,

Rob Murphy
Company Secretary **21 January 2002**

CORPORATE GOVERNANCE

The Board has considered the Principles of Good Governance and Code of Best Practice contained within the Combined Code on Corporate Governance as incorporated into the Listing Rules.

Compliance with the Combined Code

The Board currently comprises three executive directors and two non-executive directors. Following the resignation of Clive Carver on 26 April 2001 and Charles Levison on 30 April 2001 there was a short period in which no non-executives were in place.

On 20 July 2001, Nigel Wayne was appointed as a non-executive director. On 19 October 2001 a further non-executive director, Tim Ryan, was appointed.

The Board continues to consider that the size of the Group was not sufficient to warrant a dedicated internal audit programme.

During the year the Company complied with the code of Best Practice ("the code"), save for matters relating to the number of non-executive directors and the consequent membership of Board Committees, and also as follows:

1. there is no formal procedure for training newly appointed directors.

2. non-executive directors are eligible for award of share options.

3. non-executive directors are not appointed for fixed terms but, as with executive directors, retire by rotation approximately every three years.

4. the chief executive's service contract contains a three-year notice period.

The reasons for non-compliance with matters 2 and 4 are given in the Directors' remuneration report. The directors considered the other provisions above to be inappropriate for a company of this size.

Corporate governance matters relating to Directors' remuneration and related matters are set out in the directors' remuneration report on pages 11 to 13.

Maintenance of a sound system of internal control

In applying the principle that the board should maintain a sound system of internal control to safeguard shareholders' investment and the Company's assets, the directors recognise that they have overall responsibility for ensuring that the Group maintains a system of internal control to provide them with reasonable assurance regarding effective and efficient operations, internal financial control and compliance with laws and regulations. However, there are inherent limitations in any system of internal control and accordingly even the most effective system can provide only reasonable, and not absolute, assurance.

The Directors report that they initiated the first stage of a thorough review of the risks the group faces and the effectiveness with which those risks are managed during the year. This review is to extend to the internal controls established, both operating and financial to ensure that a robust system of such controls operates effectively for the future. The executive directors believed it was inappropriate to complete this review without the involvement of non-executive directors, who will now conclude the process in early 2002, so that the resultant processes are embedded in the group's procedures thereafter.

Board composition

The Board comprises two non-executive directors and three executive directors. The non-executive directors are considered to be independent. All directors are required to stand for re-election at least every three years.

CORPORATE GOVERNANCE

All the members of the Board are equally responsible for the management and proper stewardship of the Group. The non-executive directors are independent of management and free from any business or other relationship with the Company or Group and are therefore able to bring independent judgement to issues brought before the Board.

The Board has delegated responsibility in a number of areas to three sub-Committees, each of which comprises the non-executive directors plus the chief executive.

The audit committee

This meets at least twice a year to review the results, the findings of the auditors, internal control systems and the Group's financial accounting procedures and policies.

The remuneration committee

This committee is responsible for the remuneration of the executive directors. It advises the Board on the broad framework for executive remuneration and determines, on behalf of the Board, the individual remuneration packages. The policies they adopt along with details of the directors' remuneration and service contracts are included in the Directors' Remuneration report on pages 11 to 13. The committee has also received independent advice from external remuneration consultants. The committee meets on an ad hoc basis and has met once during the year 2001.

The nomination committee

This committee is responsible for recommending Board appointments and interviewing potential candidates. The committee meets on an ad hoc basis and is chaired by Nigel Wayne. During 2001 the committee met twice.

Relations with shareholders

The executive directors meet regularly with institutional shareholders and are available to answer questions for private shareholders. The annual general meeting also provides a forum for shareholders to communicate with directors. Each shareholder receives the annual report, which contains the Chief Executive's Statement, and the interim report. The reports, together with other corporate press releases are available on the Company's web-site www.sci.co.uk. The company's web-site also includes the facility for shareholders and other potential investors to post questions to the Board.

Going Concern

The directors, having made appropriate enquires, believe that the Group has adequate resources to continue in operational existence for the foreseeable future. They continue to adopt the going concern basis in preparing the financial statements, as set out in note 1 to those financial statements.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Directors' responsibilities

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss of the Group for that period. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and Group and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

DIRECTORS' REMUNERATION REPORT

The remuneration committee is comprised of the Chief Executive and the non-executive directors.

Remuneration policy for executive directors

The Company's policy on executive director remuneration is to:

(a) Attract and retain high quality executives by paying competitive remuneration packages relevant to each director's role, experience and the external market. The packages include employment related benefits including contributions to private pension plans, car allowances and private medical insurance.

(b) Incentivise directors to maximise shareholder value through annual bonus schemes, share options and a long-term incentive plan.

The annual bonus scheme applies to all executive directors and is determined by the remuneration committee. It is based on exceeding budgeted profits.

The Company is currently considering proposals for the introduction of a long term incentive plan.

Remuneration policy for non-executive directors

The Company's policy on non-executive director remuneration is to pay fees based upon the experience and expertise of the directors. The level of non-executive fees reflects the amount of time that the non-executives are required to spend on Company duties during the year. The non-executive directors receive no other benefits, with the exception of the share options referred to on page 12.

Directors' detailed emoluments

Details of individual directors' emoluments for the year are as follows:

	Fees £000s	Basic salary £000s	Taxable benefit £000s	Pension contributions £000s	Bonus £000s	**Year to 30 September 2001 Total £000s**	15 months to 30 September 2000 Total £000s
Executive							
Jane Cavanagh	–	167	1	27	–	**195**	227
Bill Ennis	–	108	1	15	–	**124**	345
Rob Murphy	–	108	2	15	–	**125**	300
Non-executive							
Charles Levison	19	–	–	–	–	**19**	38
Clive Carver	9	–	–	–	–	**9**	10
Nigel Wayne	2	–	–	–	–	**2**	–
	30	383	4	57	–	**474**	920

Three directors are members of private money purchase schemes (2000: 3). Contributions paid by the Company in respect of such directors are shown above.

DIRECTORS' REMUNERATION REPORT

Directors' share options

The interests of the directors in the options of the Company at 30 September 2001 were:

	30 September 2000	Waived	Granted	**30 September 2001**	Exercise price	Exercisable
		–	–			
Jane Cavanagh	75,000	–	–	**75,000**	39p	11 Dec 2001 to 11 Dec 2005
	*80,000	(80,000)	–	–	167.5p	2 June 2003 to 2 June 2007
	–	–	80,000	**80,000**	81p	14 Aug 2004 to 14 Aug 2008
	155,000	(80,000)	80,000	**155,000**		
Rob Murphy	50,000	–	–	**50,000**	39p	11 Dec 2001 to 11 Dec 2005
	41,000	–	–	**41,000**	56.5p	8 March 2002 to 8 March 2006
	*80,000	(80,000)	–	–	167.5p	2 June 2003 to 2 June 2007
	–	–	80,000	**80,000**	81p	14 Aug 2004 to 14 Aug 2008
	171,000	(80,000)	80,000	**171,000**		
Bill Ennis	90,000	–	–	**90,000**	149p	24 July 1999 to 24 July 2003
	50,000	–	–	**50,000**	39p	11 Dec 2001 to 11 Dec 2005
	*80,000	(80,000)	–	–	167.5p	2 June 2003 to 2 June 2007
	–	–	80,000	**80,000**	81p	14 Aug 2004 to 14 Aug 2008
	220,000	(80,000)	80,000	**220,000**		
Nigel Wayne	–	–	20,000	**20,000**	47.5p	18 July 2004 to 18 July 2008
	–	–	20,000	**20,000**		

*Options granted 2 June 2000 were issued subject to shareholder approval. The Board did not seek shareholder approval, and have since waived these options.

The market price of the ordinary shares at 30 September 2001 was 82.5p and the range during the period was 35p to 330p.

As indicated on page 9 the Combined Code recommends that non-executive directors should not be eligible for the award of share options. The Board believes that it is appropriate for non-executive directors to be incentivised in the same manner as other directors.

DIRECTORS' REMUNERATION REPORT

Directors' interests

The directors who held office at 30 September 2001 had the following interests in the shares of the Company:

	30 September 2001	30 September 2000
Jane Cavanagh	**4,909,630**	4,909,630
Bill Ennis	**262,450**	262,450
Rob Murphy	**103,000**	3,000
Nigel Wayne	**–**	–
	5,275,080	5,175,080

There have been no changes in the shareholdings above at 30 September 2001 and at the date of these financial statements.

Service contracts

The service contract of Jane Cavanagh provides for a notice period of three years and has so provided since the Company's shares were listed on AIM in August 1996. The remuneration committee is conscious that such a notice period is significantly in excess of that recommended by the Combined Code and will seek to negotiate a revised term, when the terms of the service contract next comes up for review in 2003.

All other executive directors have service contracts terminable by either party at six months notice. The service of the non-executive directors are terminable on one months notice.

INDEPENDENT AUDITORS' REPORT

We have audited the financial statements of SCi Entertainment Group Plc for the year ended 30 September 2001 on pages 15 to 33 which have been prepared under the accounting policies set out on pages 20 to 22.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the Corporate Governance Statement reflects the group's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited financial statements. This other information comprises only the Directors' Report, the Chief Executive's Statement, the Directors' Remuneration Report and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Going concern

In forming our opinion we have considered the adequacy of the disclosures made in Note 1 to the financial statements, relating to the funding requirements of the group. Due to the significance of this matter we draw it to your attention but our opinion is not qualified in this respect.

Opinion

In our opinion the financial statements give a true and fair view of the state of the group's and the company's affairs as at 30 September 2001 and of the group's loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

21 January 2002
BDO Stoy Hayward
Northside House
69 Tweedy Road
Bromley, Kent BR1 3WA

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30 September 2001

	Notes	Year to 30 September 2001 £000s	15 months to 30 September 2000 (as restated) (see note 2) £000s
Turnover	3	**2,046**	3,936
Cost of sales		**(1,985)**	(801)
Gross profit		**61**	3,135
Development costs		**(5,404)**	(5,301)
Other administrative costs		**(4,518)**	(3,262)
Depreciation and write down of fixed assets		**(847)**	(1,057)
Administrative expenses		**(10,769)**	(9,620)
Operating loss		**(10,708)**	(6,485)
Interest receivable	4	**228**	329
Loss on ordinary activities before taxation	5	**(10,480)**	(6,156)
Tax on loss on ordinary activities	7	**-**	(142)
Loss for the financial year taken to reserves		**(10,480)**	(6,298)
Loss per share - basic and diluted	8	**(53.5)p**	(36.6)p

The above results arise from continuing activities.

The accompanying notes are an integral part of this consolidated profit and loss account.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year to 30 September 2001	15 months to 30 September 2000 (as restated) (see note 2)
Loss for the financial period	**(10,480)**	(6,298)
Total recognised gains and losses for the period	**(10,480)**	(6,298)
Prior year adjustment (see note 2)	**(4,958)**	
Total gains and losses recognised since last annual report	**(15,438)**	

CONSOLIDATED BALANCE SHEET

30 September 2001

	Notes	**30 September 2001**	30 September 2000 (as restated) (see note 2)
		£000s	£000s
Fixed assets			
Goodwill	10	**4,582**	5,110
Tangible assets	9	**328**	227
Investments	11	**500**	367
		5,410	5,704
Current assets			
Stocks – finished goods for resale		**1,244**	148
Debtors – due within one year	12	**2,839**	4,878
Cash at bank and in hand		**74**	9,134
		4,157	14,160
Creditors: Amounts falling due within one year	13	**(6,381)**	(5,016)
Net current (liabilities) assets		**(2,224)**	9,144
Total assets less current liabilities		**3,186**	14,848
Creditors: Amounts falling due after more than one year	14	**–**	(1,182)
Net assets		**3,186**	13,666
Capital and reserves			
Called-up equity share capital	15	**979**	979
Share premium account	16	**24,675**	24,675
Merger reserve	16	**464**	464
Profit and loss account	16	**(22,932)**	(12,452)
Equity shareholders' funds		**3,186**	13,666

The accompanying notes are integral part of this consolidated balance sheet.

COMPANY BALANCE SHEET

30 September 2001

	Notes	30 September 2001 £000s	30 September 2000 £000s
Fixed assets			
Investments	11	**8,834**	8,701
Current assets			
Debtors – due within one year			
due within one year	12	**–**	200
due after one year	12	**–**	19,926
Creditors: Amounts falling due within one year	13	**(838)**	(2,888)
Net current (liabilities) assets		**(838)**	17,238
Total assets less current liabilities		**7,996**	25,939
Creditors: Amounts falling due after more than one year	14	**–**	(1,182)
Net assets		**7,996**	24,757
Capital and reserves			
Called-up equity share capital	15	**979**	979
Share premium account	16	**24,675**	24,675
Profit and loss account	16	**(17,658)**	(897)
Equity shareholders' funds		**7,996**	24,757

The accompanying notes are an integral part of this balance sheet.

The accounts on pages 15 to 33 were approved by the board of directors on 21 January 2002 and signed on its behalf by:

Jane Cavanagh **Rob Murphy**

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 September 2001

	Notes	Year to 30 September 2001 £000s	15 months to 30 September 2000 (as restated) (see note 2) £000s
Net cash outflow from operating activities	18	**(8,046)**	(7,666)
Returns on investments and servicing of finance			
Net interest received		**247**	358
Interest element of finance lease rentals		**(19)**	(29)
		228	329
Tax paid		**–**	(89)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(233)**	(103)
Sale of tangible fixed assets		**10**	25
Other long term investments		**(300)**	(1,067)
		(523)	(1,145)
Acquisitions			
Investment in subsidiary undertaking		**–**	(57)
Net cash outflow before financing		**(8,341)**	(8,628)
Financing			
Repayment of loan notes		**(1,060)**	–
Increase in short term borrowings		**332**	–
Issue of ordinary share capital		**–**	20,042
Capital element of finance lease rentals		**(88)**	(47)
		(816)	19,995
(Decrease) increase in cash in the year	19	**(9,157)**	11,367

The accompanying notes are an integral part of this consolidated cash flow statement.

NOTES TO THE ACCOUNTS

1 Accounting policies

The principal accounting policies are summarised below. They have all been applied consistently throughout the year and the preceding year with the exceptions explained in note 2.

Basis of preparation – going concern

The financial statements have been prepared on a going concern basis. At 30 September 2001 the group had net current liabilities of £2,224,000 and had incurred a loss for the year ended on that date of £10,480,000. The group has not yet completed negotiations for day to day banking facilities.

In deciding that it is appropriate to prepare the financial statements on a going concern basis the directors have had regard to:

- trading and cashflow projections;
- the quality of the group's future products and it's schedule for release;
- the availability of trade finance and equity through existing facilities; and
- the group's facility to sell licenses for its products en bloc for geographic territories prior to retail release

The directors are confident that sufficient funding will be available to meet the minimum needs of the group, but without banking requirements in place, the headroom between requirements and available facilities remains small, so that some inherent uncertainty exists.

Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards.

Basis of consolidation

The group accounts consolidate the accounts of SCi Entertainment Group Plc and its subsidiary undertakings drawn up to 30 September 2001. As provided by Section 230 of the Companies Act 1985, no profit and loss account is presented in respect of SCi Entertainment Group Plc. The results of subsidiaries acquired are consolidated for the period from the date on which control passed. Acquisitions are accounted for under the acquisition method with goodwill, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, capitalised and amortised in the profit and loss account in accordance with Financial Reporting Standard No. 10. Provision is made for any impairment.

Fixed assets

Fixed assets are stated at cost, net of depreciation and provision for impairment. Depreciation is provided on all fixed assets, at rates calculated to write off the cost less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Leasehold improvements	4 years
Computers & development equipment	3 years
Other equipment	4 years
Motor vehicles	3 years

NOTES TO THE ACCOUNTS

1 Accounting policies (continued)

Software engines and utilities

Costs of developing software engines and utilities are written off as incurred. This is a change in accounting policy (see note 2).

Fixed asset investments

Fixed asset investments are shown at cost less provisions for any impairment.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost is calculated as cost of materials plus any direct costs of assembly. Net realisable value is based on estimated selling price, less further costs expected to be incurred to completion and disposal.

Taxation

Corporation tax payable is provided on taxable profits at the current rate.

Deferred taxation is provided using the liability method on all timing differences only to the extent that they are expected to reverse in the future without being replaced.

Foreign currency

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

Leases

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding. Hire purchase transactions are dealt with similarly, except that assets are depreciated over their useful lives. Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Turnover

Turnover represents sales of games to customers at invoiced amounts less value added tax. It also includes non-refundable advances receivable from distributors in return for the right to distribute games in certain territories. Such advances are not recognised as turnover until the game has been completed and accepted by the distributor. It also includes non-refundable fees received in return for the right to exploit licences in certain formats in certain territories.

Development costs

Development costs are written off as incurred. This is a change in accounting policy (see note 2).

NOTES TO THE ACCOUNTS

1 Accounting policies (continued)

Pensions

For defined contribution schemes the amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

2 Prior year adjustments

The Group has made two changes to accounting policies. In the opinion of the Directors both changes more fairly present the financial information of the Group and its results for the period. In particular, they facilitate a clear comparison between the results of the Group and those of its major competitors.

Development costs and work-in-progress

All costs of development will now be written off as incurred. Accordingly, the Group will show no work in progress. Previously, development costs incurred on games developed by third party contractors, plus licence fees paid to third parties for intellectual properties, were recorded as work in progress. Work in progress was fully written off to the profit and loss account following the games release, unless previously written off.

Software engines and utilities

All costs of developing software engines and utilities will now be written off as incurred. Accordingly, the Group will show no software engines and utilities in its balance sheet. Previously the cost of software engines and utilities was capitalised and depreciated on a straight-line basis over 3 to 4 years.

The changes in accounting policy have resulted in a prior year adjustment of £4,958,000. This has had the effect of reducing shareholders' funds at 30 September 2000 from £18,624,000, as previously reported, to £13,666,000. The effect on the profit and loss account for the current year was to increase the loss by £4,756.000.

3 Segment information

	Year to 30 September 2001	15 months to 30 September 2000
Turnover	**£000s**	£000s
United Kingdom	**1,451**	1,784
Rest of Europe	**319**	1,730
United States	**119**	266
Other	**157**	156
	2,046	3,936

Turnover, and operating profit originate in the United Kingdom. Net assets are located in the United Kingdom. The turnover, operating profit and net assets are all attributable to the principal activity of the Group.

NOTES TO THE ACCOUNTS

4 Net Interest receivable

	Year to 30 September 2001 £000s	15 months to 30 September 2000 £000s
Other interest receivable	**268**	358
Bank loans and overdrafts	**(21)**	–
Finance leases and hire purchase contracts	**(19)**	(29)
	228	329

5 Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging (crediting):

	Year to 30 September 2001 £000s	15 months to 30 September 2000 (as restated) (see note 2) £000s
Exceptional items		
– provision for doubtful debt	**–**	600
– provision against investment	**167**	700
Depreciation and amounts written off tangible fixed assets		
– owned software engines and utilities	**–**	263
– other owned fixed assets	**54**	16
– other fixed assets held under finance leases and hire purchase contracts	**98**	146
Goodwill amortisation	**528**	195
Profit on sale of fixed assets	**(31)**	(15)
Operating lease rentals		
– other	**53**	112
Loss (Profit) on foreign exchange	**23**	(21)
Auditors' remuneration for audit services		
– Arthur Andersen	**–**	42
– BDO Stoy Hayward	**28**	–

Amounts payable to Arthur Andersen by the Group in respect of non-audit services were £79,000 (2000: £74,000). Amounts payable to BDO Stoy Hayward in respect of non-audit services were £nil (2000: £nil).

6 Staff costs

The average monthly number of employees (including executive directors) was:

	Year to 30 September 2001 Number	15 months to 30 September 2000 Number
Development	**–**	21
Sales, marketing and administration	**39**	17
	39	38

NOTES TO THE ACCOUNTS

6 Staff costs (continued)

	Year to 30 September 2001 £000s	15 months to 30 September 2000 £000s
Their aggregate remuneration comprised:		
Wages and salaries	**1,577**	1,561
Social security costs	**174**	166
Other pension costs	**77**	79
	1,828	1,806

Details of emoluments paid to directors are contained in the report of the remuneration committee on page 11.

7 Tax on loss on ordinary activities

The tax charge comprises:

	Year to 30 September 2001 £000s	15 months to 30 September 2000 £000s
U.K. Corporation tax at 33%	**–**	142

There are no amounts of unprovided deferred taxation (2000: £Nil).

8 Loss per share

The calculation of loss per share is based upon the consolidated loss after taxation of £10,480,000 (2000: loss £6,298,000 restated) divided by the weighted average number of ordinary shares in issue in the year to 30 September 2001 of 19,578,504 (2000: 17,206,784). There is no potential dilution in either period.

NOTES TO THE ACCOUNTS

9 Fixed assets

	Leasehold improvements £000s	Computers & development equipment £000s	Other equipment £000s	Motor vehicles £000s	Total £000s
Cost					
At 1 October 2000	55	600	130	16	801
Additions	–	385	31	–	416
Disposals	–	(194)	–	–	(194)
At 30 September 2001	**55**	**791**	**161**	**16**	**1,023**
Depreciation					
At 1 October 2000	50	399	114	11	574
Provided for period	4	124	20	4	152
Disposals	–	(31)	–	–	(31)
At 30 September 2001	**54**	**492**	**134**	**15**	**695**
Net book value					
At 30 September 2001	**1**	**299**	**27**	**1**	**328**
At 30 September 2000	5	201	16	5	227

The net book value of tangible fixed assets at 30 September 2001 includes the amount of £221,000 (2000: £172,000) in respect of computers and development equipment held under finance leases and hire purchase contracts.

10 Goodwill

	Group £000s
Cost	
At 1 October 2000 and at 30 September 2001	5,305
Amortisation	
At 1 October 2000	195
Charge	528
At 30 September 2001	723
Net book value	
At 30 September 2001	**4,582**
At 30 September 2000	5,110

Goodwill is amortised on a straight line basis over a period of ten years, which is the expected useful economic life.

NOTES TO THE ACCOUNTS

11 Fixed asset investments

	Group		Company	
	2001	2000	**2001**	2000
	£000s	£000s	**£000s**	£000s
Subsidiary undertakings				
– shares	**–**	–	**4,834**	4,834
– loans	**–**	–	**3,500**	3,500
Other investments	**500**	367	**500**	367
	500	367	**8,834**	8,701

The parent company and the Group have investments in the following subsidiary undertakings, all of which are registered in England and principally operate in the U.K.

	Accounting reference date	Principal activity	Holding	Class
SCi (Sales Curve Interactive) Ltd	30 September	Development and publishing of interactive entertainment software.	100%*	Ordinary
SCi MobileMedia Ltd	30 September	Development and publishing of interactive entertainment software.	100%*	Ordinary
Cobco (271) Ltd	30 September	Non trading	100%*	Ordinary
Actualize Ltd	30 September	Development and publishing of interactive entertainment software.	100%	Ordinary
Actualize Software Developments Ltd	30 September	Non trading	100%	Ordinary
Actualize Consoles Ltd	30 September	Non trading	100%	Ordinary
Actualize Publishing Ltd	30 September	Non trading	100%	Ordinary
Actualize Publications Ltd	30 September	Non trading	100%	Ordinary

*Held directly by SCi Entertainment Group Plc

NOTES TO THE ACCOUNTS

11 Fixed asset investments (continued)

Other investments

	Group and Company £000s
Cost	
At 1 October 2000	1,067
Additions	300
At 30 September 2001	**1,367**
Provisions	
At 1 October 2000	(700)
Additions	(167)
At 30 September 2001	**(867)**
Net book value	
At 30 September 2001	**500**
At 30 September 2000	367

The Group has investments in Celoxica Holdings Plc, a manufacturer of embedded chips and Pivotal Games Ltd, a developer of computer games. Neither of these investments are publically traded.

12 Debtors

	Group		Company	
	2001 £000s	2000 £000s	**2001 £000s**	2000 £000s
Amounts falling due within one year:				
Trade debtors	**2,127**	4,384	**–**	–
Other debtors	**356**	216	**–**	200
Prepayments and accrued income	**356**	278	**–**	–
Amounts falling due after one year:				
Amounts owed by group undertakings	**–**	–	**–**	19,926
	2,839	4,878	**–**	20,126

NOTES TO THE ACCOUNTS

13 Creditors: Amounts falling due within one year

	Group		Company	
	2001	2000	**2001**	2000
	£000s	£000s	**£000s**	£000s
Loan notes	**–**	1,060	**–**	1,060
Other loans (see note 24)	**332**	–	**–**	–
Obligations under finance leases and hire purchase contracts	**250**	154	**–**	–
Bank overdraft	**97**	–	**–**	–
Trade creditors	**1,889**	1,052	**–**	–
Taxation and social security	**167**	116	**–**	–
General provision	**322**	–	**–**	–
Contingent consideration arising on investment in subsidiary undertaking	**810**	–	**810**	–
Other creditors	**323**	1,828	**27**	1,828
Amounts owed to group undertakings	**–**	–	**1**	–
Accruals	**567**	419	**–**	–
Deferred income	**1,624**	387	**–**	–
	6,381	5,016	**838**	2,888

The bank overdraft is repayable upon demand and is secured by a fixed and floating charge over the Group's assets. The loan notes were issued in connection with the acquisition of Actualize and carried interest at the rate of one percent below the base rate of the Royal Bank of Scotland Plc.

14 Creditors: Amounts falling due after more than one year

	Group		Company	
	2001	2000	**2001**	2000
	£000s	£000s	**£000s**	£000s
Contingent consideration arising on investment in subsidiary undertaking	**–**	810	**–**	810
Other creditors	**–**	372	**–**	372
	–	1,182	**–**	1,182

NOTES TO THE ACCOUNTS

15 Called-up share capital

	30 September 2001 £000s	30 September 2000 £000s
Authorised		
25,000,000 (2000: 25,000,000) ordinary shares of 5p each	**1,250**	1,250
Allotted, called-up and fully-paid		
19,578,504 ordinary shares of 5p each (2000: 19,578,504 ordinary shares of 5p each)	**979**	979

The Company operates an unapproved Share Option Scheme. At 30 September 2001 options were outstanding over 778,100 shares, including options held by directors. The options are exercisable, provided that certain performance criteria set by the remuneration committee which currently relate to share price performance compared with a published media sector average are met.

Number of shares over which options granted	Exercise price	Exercise period
90,000	149.0p	29 July 1999 to 29 July 2003
3,700	153.5p	3 April 2000 to 3 April 2004
1,000	165.0p	16 September 2000 to 16 September 2004
30,100	79.0p	27 July 2001 to 27 July 2005
238,000	39.0p	11 December 2001 to 11 December 2005
78,900	56.5p	8 March 2002 to 8 March 2006
10,000	471.0p	22 February 2003 to 22 February 2007
234,000	43.5p	2 July 2004 to 2 July 2008
20,000	47.5p	18 July 2004 to 18 July 2008
240,000	81p	14 August 2004 to 14 August 2008
1,018,100		

The market price price of the ordinary shares at 30 September 2001 was 82.5p and the range during the period was 330p to 35p.

NOTES TO THE ACCOUNTS

16 Reserves

	Group			Company	
	Share premium account	Merger reserve	Profit and loss account (as restated) (see note 2)	Share Premium account	Profit and loss account
	£000s	£000s	£000s	£000s	£000s
At 1 October 2000 as previously stated	24,675	464	(7,494)	2,475	(897)
Prior year adjustment	–	–	(4,958)	–	–
At 1 October 2000 as restated	24,675	464	(12,452)	24,675	(897)
Loss for the year	–	–	(10,480)	–	(16,761)
New shares issued	–	–	–	–	–
At 30 September 2001	**24,675**	**464**	**(22,932)**	**24,675**	**(17,658)**

17 Reconciliation of movements in Group shareholders' funds

	2001	2000
	£000s	£000s
Opening shareholders' funds as previously stated	**18,624**	1,677
Prior year adjustment	**(4,958)**	(1,755)
Opening shareholders funds as restated	**13,666**	(78)
Loss for the financial period	**(10,480)**	(6,298)
New shares issued	**–**	20,042
Closing shareholders' funds	**3,186**	13,666

18 Reconciliation of operating loss to operating cash flows

	2001	2000 (as restated) (see note 2)
	£000s	£000s
Operating loss	**(10,708)**	(6,485)
Depreciation	**152**	162
Write down of fixed asset investments	**167**	700
Goodwill amortisation	**528**	195
Profit on sale of tangible fixed assets	**(31)**	(15)
(Increase) decrease in stocks	**(1,096)**	(81)
Decrease (increase) in debtors	**2,039**	(1,748)
(Decrease) increase in creditors	**903**	(394)
Net cash inflow (outflow) from operating activities	**(8,046)**	(7,666)

The operating cash flows all relate to continuing activities.

NOTES TO THE ACCOUNTS

19 Analysis of net (debt) funds

	1 October 2000 £000s	Cash flow £000s	Non cash movements £000s	**30 September 2001 £000s**
Cash	9,134	(9,060)	–	**74**
Overdrafts	–	(97)	–	**(97)**
	9,134	(9,157)	–	**(23)**
Finance leases	(154)	88	(184)	**(250)**
Short term loan	–	(332)	–	**(332)**
Loan notes	(1,060)	1,060	–	**–**
Net (debt) funds	7,920	(8,341)	(184)	**(605)**

Reconciliation of net cash flow to movement in net (debt)/funds

	£000s
Decrease in cash in the period	(9,157)
Cash outflow from decrease in debt and lease financing	816
Change in net debt resulting from cashflow	(8,341)
New finance leases	(184)
Movement in net debt in the period	(8,525)
Net funds at 1 October 2000	7,920
Net debt at 30 September 2001	**(605)**

20 Financial commitments

There are no capital commitments contracted at the balance sheet date.

Annual commitments under non-cancellable operating leases are as follows:

	2001		2000	
	Land and buildings £000s	**Other £000s**	Land and buildings £000s	Other £000s
Group				
Expiry date				
– within one year	**76**	**18**	65	34
– between one and two years	**121**	**10**	76	18
– between two and five years	**–**	**–**	121	10
	197	**28**	262	62

Leases of land and buildings are typically subject to rent reviews at specified intervals and provide for the lessee to pay all insurance, maintenance and repair costs. Other operating leases relate to cars and office equipment.

NOTES TO THE ACCOUNTS

21 Loss attributable to SCi Entertainment Group Plc

The loss for the financial period dealt with the accounts of the parent company, SCi Entertainment Group Plc, was £16,432,000 (2000: £705,000).

22 Subsequent events

On 12 October 2001 the Group entered into an agreement with GEM Global Yield Fund Limited ("GEM Global") and GEM Advisors Inc whereby GEM Global will provide SCi with up to £5,000,000 in the form of an equity line of credit facility. The facility is structured as an option under which SCi may, if and when it feels necessary and within the terms of the agreement, require GEM Global to subscribe for ordinary shares in the Company up to an aggregate subscription price of £5,000,000.

On 12 October 2001 the authorised share capital of the Company was incresed from £1,250,000 to £2,100,000 by the creation of 17,000,000 Ordinary Shares of 5p each.

23 Derivatives and other financial instruments

The Group's financial instruments comprise borrowings, cash and items such as trade debtors and creditors that arise as a result of normal operations. The Group does not enter into derivative transactions and does not trade in financial instruments.

The main risks arising from the Group's financial instruments are interest rate risk and foreign currency risk. The board reviews and has agreed policies for managing each of these risks and they are summarised below. These policies have remained unchanged for the duration of the current financial period.

As permitted by Financial Reporting Standard 13 "Debentures and other Financial Investments: Disclosures", short term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

Interest rate risk

The Group finances its operations through a mixture of retained profit and bank borrowings. The Group borrows in pounds sterlings at floating rates of interest.

Interest rate profile

Borrowings represent sterling overdraft at a variable interest rate, plus finance lease interest at fixed rates varying between 4.9% and 12.3%.

Foreign currency risk

The Group trades within Europe and also with the United States. Transactions in Europe tend to be priced and invoiced in sterling. Transactions with the United States are generally denominated in US dollars. The Group's policy is to eliminate significant currency exposures on sales at the time of sale, through foreign currency borrowings.

23 Derivatives and other financial instruments (continued)

Currency exposures

The table below show the Group's currency exposures. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in sterling. These exposures were as follows:

	Sterling	US Dollar	Other	Total
	£000s	£000s	£000s	£000s
At 30 September 2001	**(2,991)**	**81**	**(558)**	**(3,468)**
At 30 September 2000	7,910	685	401	8,996

Financial assets

Financial assets comprise largely sterling balances on deposit which may be withdrawn on demand. Interest is earned on cleared balances at the prevailing market rate.

Maturity of financial liabilities

The overdraft facility is repayable on demand and at 30 September 2001 there were no undrawn facilities. The maturity profile of the Group's other financial liabilities, finance leases, is shown in note 13.

Borrowing facilities

The Group was overdrawn at 30 September 2001 by £97,000 (2000: £nil). There were no undrawn committed facilities as at 30 September 2001.

Fair Values

The fair value of the financial assets and liabilities at 30 September 2001 are not materially different from their book values.

24 Related party transactions

C.J.C. Levison has, since 1 August 1994, been a consultant with one of the Group's solicitors, Harbottle & Lewis, and as such consultant Mr. Levison received fees from Harbottle & Lewis through his company, Clarion Media Europe Limited. All fees paid to Harbottle & Lewis by the Group are on ordinary commercial terms incurred in the normal course of the Group's business. Neither Mr. Levison nor Clarion Media Europe Limited participate in any fees or profits of Harbottle & Lewis relating to the Group, or any of it's subsidiary or joint venture companies. Mr. Levison resigned as a non-executive director on 30 April 2001.

J.C. Cavanagh is a director of International Property Trust Limited, from which the Group rented commercial property during the financial period of £1,500 (2000: £22,500). All fees paid to International Property Trust Limited by the Group were on ordinary commercial terms and the rental has now ceased.

During the year J.C. Cavanagh made available a loan facility secured on the Company's assets repayable upon demand. On 30 September 2001 the amount of loan was £331,681 (2000: £nil).

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of SCi Entertainment Group Plc will be held at Financial Dynamics, 26 Southamption Buildings, London WC2A 1PB on 21 February 2002 at 12.00 noon for the following purposes:

Ordinary Business

1. To receive and adopt the accounts for the period ended 30 September 2001 together with the reports of the directors and auditors thereon.

2. To appoint BDO Stoy Hayward as auditors to the Company and authorise the directors to fix their remuneration.

3. To re-elect N. Wayne as a director of the Company, who having been appointed since the last annual general meeting, shall retire in accordance with the Company's Articles of Association and, being eligible, offers himself for re-election.

4. To re-elect T. Ryan as a director of the Company, who having been appointed since the last annual general meeting, shall retire in accordance with the Company's Articles of Association and, being eligible, offers himself for re-election.

5. (i) THAT, without prejudice to all subsisting authorities, the Directors shall have a general and unconditional authority to exercise all powers of the Company to allot, grant options over, offer or otherwise deal with or dispose of any relevant securities (within the meaning of Section 80 of the Companies Act 1985 as amended from time to time (the "Act")) of the Company on and subject to such terms as the Directors may determine. The authority hereby conferred shall, subject to Section 80 of the Act, be for a period expiring five years from the date of the passing of this resolution (unless renewed varied or revoked by the Company in General Meeting) and the maximum number of relevant securities which may be allotted pursuant to such authority shall be 22,421,496 Ordinary Shares of 5p each being the authorised but as yet unissued share capital of the Company at the date hereof.

   (ii) THAT the Directors shall be entitled under the authority conferred by paragraph (a) of this Resolution or under any renewal thereof to make at any time prior to the expiry of such authority any offer or agreement which would or might require relevant securities of the Company to be allotted after the expiry of such authority and thereafter to allot relevant securities in pursuance to such an offer or agreement as if the authority conferred hereby had not expired.

Special Business

To consider and if thought fit, pass the following resolutions which will be proposed as a special resolution:

6. THAT, without prejudice to any existing authority, the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 (the "Act") for a period expiring on the earlier of 15 months from the date of the passing of this resolution and the conclusion of the next Annual General Meeting of the Company after the passing of this resolution to allot equity securities (as defined in section 94(2) of the Act), for cash, pursuant to the authority conferred by the ordinary resolution numbered 5 above, as if section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

NOTICE OF ANNUAL GENERAL MEETING

(i) the allotment of equity securities where such securities have been offered (whether by open offer, rights issue or any other pre-emptive offer) to the holders of ordinary shares in proportion (as nearly as may be) to the respective number of equity securities held or deemed to be held by them, subject only to such exclusions or other arrangements as the directors deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory, the requirement of any regulatory body or stock exchange in any territory, or any other matter whatsoever; and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate amount of £48,946 (representing five per cent. of the issued share capital of the Company shown in the annual report and accounts of the Company for the period ended 30 September 2001).

7. THAT the Company be and is hereby granted general and unconditional authority, pursuant to Section 166 of the Act to make one or more market purchases (as defined in Section 163(3) of the Act) of its ordinary shares of 5p each in the capital of the Company ("ordinary shares") on such terms and in such manner as the Board of Directors of the Company may from time to time determine, provided that:

(i) this authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution or within 15 months from the date of the passing of this resolution, whichever first occurs;

(ii) the maximum aggregate number of ordinary shares authorised to be purchased shall be limited to a value of £97,892 (ten per cent. of the issued ordinary share capital, as at 30 September 2000);

(iii) the minimum price which may be paid for an ordinary share is 5p;

(iv) this authority shall not permit the payment per share of more than 5% above the average of the middle market prices shown in the quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days prior to the purchase being made;

(v) the Company shall be entitled to enter into any contract for the purchase of its own ordinary shares which will or may be completed wholly or partly after the expiry of this authority, and shall be entitled to make a purchase of ordinary shares in pursuance of any such contract as if the power conferred hereby had not expired; and

(vi) save as expressed herein, this authority shall only be capable of variation, revocation or renewal by the Company in General Meeting.

By order of the Board
Rob Murphy
Company Secretary
11 Ivory House
Plantation Wharf
London SW11 3TN
21 January 2002

DIRECTORS' REPORT

Notes:

1. Any member who is entitled to attend and vote at the above meeting may appoint a proxy to attend and, on a poll, vote on their behalf. A proxy need not be a member of the company.

2. A proxy form is enclosed. To be valid proxies must be lodged with the Company Secretary at the Company's Registered Office not less than 48 hours before the commencement of the AGM.

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Plantation Wharf
London SW11 3TN
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